Exhibit 14.1



Tekelec Code of Business Conduct for Employees, Officers and Directors

CODE OF BUSINESS CONDUCT
FOR EMPLOYEES, OFFICERS AND DIRECTORS

1.   Introduction

Tekelec and its subsidiaries and other controlled affiliates (the "Company" or "Tekelec") strive to apply high ethical and legal principles, in strict compliance with the law, in every aspect of their business conduct. This Code of Business Conduct (the "Code") applies to the Company's employees, officers and directors. In addition, although the principles listed in this Code are specifically directed at the Company's employees, officers and directors, the Company's agents, sales representatives, consultants, resellers and distributors should also abide by these principles when acting on the Company's behalf. Thus, the purpose of this Code is to memorialize the Company's ethical and legal principles and ensure their consistent and effective application across the full range of the Company's business.

This Code does not cover every issue that may arise, but it sets out basic principles that you must comply with and which will guide you in the course of performing your duties and responsibilities to the Company. This Code is designed to deter illegal or unethical acts and promote the following:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;
- compliance with applicable governmental laws, rules and regulations;
- prompt internal reporting to an appropriate person or persons identified herein of violations of this Code; and
- accountability for adherence to this Code.

2.   Administration

2.1   Reporting Suspected Violations

If (a) you believe that you or someone else has violated or potentially may have violated the Code, other Company policies, or the law, or (b) you are unsure whether conduct you or someone else is considering engaging in may violate the Code, other Company policies, or the law, you must report the matter to at least one of the following, herein referred to as "Escalation Parties":

- your Human Resources manager;
- the Company's toll-free Ethics Hotline (the "Hotline"), posted in Company locations worldwide and on the Company's Intranet;
- the Legal Department;
- the Internal Audit Department;
- any higher authority in your chain of command (except where the potential violation involves such higher authority); or
- the Chairman of the Audit Committee of the Board of Directors.

The Company will not retaliate against anyone who in good faith reports a violation or suspected violation of the Code, other Company policy or the law, nor will we tolerate any harassment or intimidation of anyone who reports a suspected violation. On the contrary, the

Company welcomes, appreciates and requires efforts on the part of its employees to communicate possible wrongdoing. In addition, we are subject to certain "whistleblower" and anti-retaliation laws, including provisions of law relating to workplace safety, the environment, securities fraud and fraud against shareholders, that are designed to protect employees from discrimination or harassment for lawful acts done by an employee to provide information to us or certain governmental authorities in investigations with respect to certain matters.

It is helpful to the Company for you to identify yourself when reporting violations or suspected violations, because this will better enable the Company to investigate the suspected wrongdoing. However, the Company recognizes that in some cases you may wish to remain anonymous and the Company encourages even anonymous good faith reports of violations. If you make an anonymous report, the Company asks that you provide as much detail as possible regarding the allegedly wrongful conduct, the individuals involved and the basis for the allegations.

Tekelec is committed to providing accessible, timely and specific guidance to employees, officers, and directors who have questions regarding the Code, other Company policies or the law, or who seek guidance concerning legal or ethical issues. If you have a question, you are encouraged to consult any higher authority in your chain of command or members of the Legal Department.

2.2   Investigations of Suspected Violations

Reported potential violations of the Code, other Company policies, or the law will be investigated promptly, as appropriate. Employees are expected to cooperate in all Company investigations. Generally, employees are not authorized or permitted to conduct any investigations on their own. Investigations are generally conducted by Human Resources, Internal Audit and/or the Legal Department and/or such external persons as are designated by our Board of Directors or committees thereof.

The Company will cooperate to the fullest extent reasonable and practical with appropriate federal, state and local authorities investigating an offense. You are expected to do the same. It is a violation of this Code and applicable law to conceal an offense or to alter or destroy evidence.

2.3   Consequences of Non-Compliance

All Tekelec employees, officers and directors are expected to follow both the letter and the spirit of the Code, other Company policies and the law. Employees who fail to do so are subject to disciplinary action up to and including termination of employment. Failure to comply with the Code, other Company policies, and/or the law may have severe consequences both for the individuals involved and for the Company. If you violate the Code, other Company policies and/or the law, you may subject yourself to the risk of prosecution, imprisonment and fines, and you may be required to reimburse the Company for losses or damages that result from such violations. The Company may also be subject to prosecution for these violations.

The Company will follow whatever procedures and take whatever disciplinary action it deems necessary or appropriate under the particular circumstances.

2.4 Waivers and Amendments

Any waiver of or amendment to the Code for executive officers or directors must be approved by the Company's Board of Directors, and any waiver shall be limited and qualified so as to protect the Company to the greatest extent possible. Any waivers of the Code for certain executive officers, as well as certain amendments of the Code, along with the reasons for the waiver or amendment, will be disclosed by the Company in accordance with applicable law. It is your responsibility to be familiar with the Code as it may be revised from time to time.

2.5 Certifications

All employees, officers and directors must sign a certificate confirming that they have read and understand this Code. All officers, directors and sales, purchasing and other employees may periodically be required to sign a letter confirming their compliance with this Code and disclosing any potential conflicts of interest. However, failure to read the Code or sign a confirmation does not excuse you from complying with this Code.

3. Legal and Ethical Standards

3.1 General

Tekelec conducts business in countries around the world. As a result, our operations are subject to the laws of many countries, provinces, states, municipalities and organizations (such as the European Union). Regardless of where you work, it is important that you comply with both the laws and governmental rules and regulations of the country where you work and applicable U.S. laws, rules and regulations, particularly as a result of Tekelec's status as a publicly traded company in the U.S. The laws of the United States frequently extend to Tekelec's operations throughout the world as well as to the business activities of Company employees wherever they live and work. Other countries may also apply their own laws outside of national boundaries. In some instances, there may be a conflict between the applicable laws of two or more countries. If you encounter such a conflict, it is especially important to consult with the Legal Department to understand how to resolve the conflict properly.

The following sections summarize certain laws and ethical principles that are of particular importance to the Company. In addition, you should read and understand the detailed policies, maintained on the Company's Intranet site, that supplement this Code. Such additional policies will not necessarily be expressly referenced in this Code, but you must adhere to such policies nonetheless. If you do not have web access, you may obtain printed copies of these policies from your manager, the Legal Department or a Human Resources manager.

The Company recognizes that the Code and other Company policies cannot possibly anticipate all potential scenarios and problems that you may encounter. The Company must rely upon each of you to act with integrity, to use your best judgment, to seek guidance when necessary and to handle situations ethically and responsibly.

3.2 Conflicts of Interest

Tekelec's reputation and business depend heavily on the actions and integrity of its employees. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with the Company's interests. You should avoid any relationship or activity that might impair, or even appear to impair, your ability to make objective and fair decisions when performing your job. You owe a duty to Tekelec to advance its legitimate interests when the opportunity to do so arises. You must never use Tekelec property or information for personal gain, or take personal advantage of any opportunity that arises in the course of your work for Tekelec.

You must make sound, impartial and objective decisions on behalf of the Company. To ensure that your actions are in the best interests of the Company, you should disclose any potential or actual conflict of interest to an Escalation Party and in accordance with the requirements of any periodic certification.

a. Personal Conflicts of Interest

You may not supervise someone with whom you share a close personal relationship, such as anyone in your family or household, someone with whom you have or had a romantic relationship, or someone with whom you have or had a similarly close personal relationship. You may not participate in the selection process for, or supervise Tekelec's relationship with, a company that does business with Tekelec if it employs someone with whom you have such a close personal relationship and they are in a position of authority or are involved in the business or proposed business with Tekelec.

b. Activities Outside Tekelec

Employees may not, with or without compensation, be self-employed or employed by, consult with, own, perform services for, or aid a company or organization (including a charitable organization), that is a vendor, supplier, contractor, subcontractor or competitor of Tekelec's, or in the same lines of business as Tekelec, including, but not limited to telecommunications equipment and software, or any other line of business that Tekelec is actively seeking to enter.

Employees must obtain approval from Tekelec's Board of Directors or CEO prior to serving on the board of directors of (i) a public company, (ii) a company where a potential conflict of interest with Tekelec may exist, or (iii) any outside organization where the employee is acting as a representative of Tekelec. Tekelec permits employees to serve on boards of directors other than these without prior approval where such service does not adversely affect the employee's duties or performance at Tekelec.

c. Political and Religious Activities

Participation in political or religious solicitation activities is your personal decision. However, these activities are to be restricted to your own time and conducted away from Tekelec property. No political, legislative or religious petitions or other literature is to be circulated on Tekelec property.

It is the responsibility of every Tekelec employee to comply fully with all laws and regulations relating to political contributions and interaction with government officials, including lobbying. Your personal political contributions and activities must be kept separate from the Company. If you make personal political contributions, you may not refer in any way to your employment or use the Company's assets, including its name, in connection with your contributions or as itself a contribution or benefit, unless required to do so by law. Before you seek any elected or appointed political office, including a local position, such as school board president, you must discuss this matter with the Legal Department to ensure that no potential conflict of interest exists.

d. Contributions of Corporate Assets

On behalf of Tekelec, you may not make payments of corporate contributions, whether of monetary or non-monetary assets (including use of Tekelec's name or facilities), to any domestic or foreign political party, candidate, campaign or public official unless that contribution is permitted under applicable laws inside and outside the U.S., and approved in advance by the Legal Department.

3.3 Receiving Gifts and Entertainment

Although the exchange of gifts and entertainment can promote successful working relationships and good will, you must follow all applicable laws and specific Company rules and procedures for such exchanges. Failure to follow these provisions could harm the Company's reputation or result in fines or criminal penalties.

a. Gifts and Entertainment Defined

A "gift" is anything of value, including promotional trinkets, food, beverages and tickets to cultural or sporting events, that you or someone in your family or household — or a person with whom you have a close personal relationship — either give or receive.

Entertainment includes meals and cultural and sporting events that you attend with a customer or business provider. If you do not attend the event with the customer or business provider, the tickets to such an event are not entertainment, but rather "gifts" which are subject to the gift restrictions in this Code and other Company policies.

b. Receiving Gifts

To be appropriate, a gift must be:
- unsolicited;
- not cash or usable as cash (for example, a gift certificate is not acceptable, with the exception of certain Tekelec marketing promotions that have been specifically approved in advance by the Legal Department and are otherwise consistent with Tekelec policies); and
- of nominal value (that is, no more than $100 in face value in a calendar year to or from the same organization) unless approved in advance by a vice president level or above supervisor.

c. Receiving Entertainment

To be appropriate, entertainment must be:
- unsolicited;
- offered or accepted in the normal course of business;

- attended by both a Tekelec employee and a business provider's employee and be an occasion where business is discussed;
- not unduly lavish (e.g., charging more than would be reasonable or customary for a business dinner or lunch or otherwise in violation of specific Company policies regarding entertainment); and
- at a venue and conducted in a manner that does not violate other provisions of this Code or harm the Company's reputation (e.g., an event at an adult entertainment venue is not acceptable).

Regardless of value, the appearance of influence must always be considered when accepting any business courtesy, such as a gift or entertainment. For any type of business courtesy, you may never use your own money or resources to do something that you are prohibited from doing with Tekelec's resources.

3.4   Insider Trading and Financial Interests

As an employee, you may become aware of material "inside information" — that is, information that is not publicly available and that could reasonably lead an ordinary investor to buy or sell Tekelec's or another company's securities. You must never use material inside information (even if you acquired it as a "tip" from others) to trade, or advise or assist another person in trading in, Tekelec's or any other company's stock or securities. This also prohibits you from trading in derivatives of these securities, such as call or put options. Insider trading is a serious violation of the law and can result in severe civil or criminal penalties, including imprisonment.

There are extensive and complex rules relating to insider trading. If you or any family or household member, or person with whom you have a close personal relationship, have any inside information about Tekelec or another company that you have learned about through your position at Tekelec (regardless of whether you think the information is material), you should check with the Legal Department prior to trading in the securities or stock of Tekelec or that company. The Company maintains and you are subject to a separate, detailed policy regarding insider trading.

a. **Investments in Companies with Which You Conduct Business on Tekelec's Behalf**

If you conduct or supervise business on Tekelec's behalf with a company, you must not transact any business in that company's securities or derivatives of those securities. If you already own stock in a company, and your position at Tekelec requires you to conduct or supervise business with that company, you must disclose your ownership interest to a vice president level or above supervisor, and seek approval from the Legal Department prior to trading in that company's securities.

b. **Significant Financial Interests in Companies**

You may not take a significant financial interest in a company that is a business provider or customer or that competes with or is in one of the same lines of business as Tekelec. A significant financial interest is any financial interest that: (a) is more than 1/10 of one percent of a company's publicly traded securities or other securities or financial instruments, and (b) exceeds 25 percent of the total of an employee's Tekelec annual base salary and last annual bonus.

c. Certain Other Transactions in Securities

You must not engage in any financial transaction that permits you to benefit from the devaluation of Tekelec's stock, debt instruments or other securities, including, but not limited to, short selling or buying "put" options on Tekelec stock. In addition, you may not participate in financial transactions in the stock or other securities of business providers or customers or prospective business providers or customers, including "friends and family" deals or initial public offerings, if these opportunities may influence, or appear to influence, your business judgment on behalf of Tekelec.

d. Loans

Personal loans from the Company to any executive officer (as defined by securities laws) or director are unlawful and prohibited. Personal loans from the Company to any other employee must be approved in writing in advance by the Legal Department or in accordance with an approved Tekelec program. Loans between employees who are in a direct or indirect reporting relationship are prohibited.

3.5 Corporate Opportunities

You cannot personally take for yourself business opportunities discovered using Company property, information or influence. You cannot use Company property, information or influence for personal gain, or compete with the Company directly or indirectly. You must advance the Company's legitimate interests when the opportunity to do so arises.

3.6 Confidentiality

You must maintain the confidentiality of all non-public Tekelec information or such information entrusted to you by the Company's customers and suppliers (together "confidential information"), except when disclosure is authorized by an executive officer of the Company or required by applicable laws or regulations. Such confidential information includes, without limitation, all information that, if disclosed, might be of use to competitors of the Company or harmful to the Company or its customers or suppliers. For example, confidential information includes customer lists, financial documents, pricing, manufacturer and vendor information, corporate development materials, laboratory data, the cost of goods, personnel files, manuals and procedures, software programs and subroutines, source and object code, trade secrets, copyrights, ideas, techniques, know-how, inventions (whether patentable or not), and any other information of any type relating to designs, product specifications, configurations, toolings, schematics, master works, algorithms, flowchart, circuits, works of authorship, formulae, mechanisms, research, manufacture, assembly, installation, marketing, pricing, customers, salaries and terms of compensation of Company employees, computer software, design documents, videos, internal reports and memoranda, and cost or other financial data concerning any of the foregoing or the Company and its operations generally. Information that the Company has made public, such as information presented in press releases, advertisements or documents filed with governmental regulatory authorities, is not confidential information. The obligation to preserve confidential information extends beyond the term of employment with, or service to, the Company.

You must safeguard non-public Company information by following Company policies and procedures and contractual agreements for identifying, using, retaining, protecting and disclosing this information. Even with respect to employees of the Company, you may only disclose non-public Company information to those who have demonstrated a legitimate, business-related need for the information.

You may never disclose non-public Company information on Internet forums (including "blogs", chat rooms or electronic message boards), to selected shareholders or to financial analysts. When outside parties request non-public Company information, you must refrain from disclosure, inform your supervisor and follow Company policies regarding confidentiality agreements or refer the requesting party to the Legal Department.

If you receive a subpoena or court order that requires the disclosure of non-public information, you must promptly inform and coordinate your response with the Legal Department.

3.7 Protection and Proper Use of Company Assets

You must endeavor to protect the Company's assets and property and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. You must report any suspected incident of fraud or theft immediately for investigation. Executive officers or members of the Board must report such suspected fraud or theft to the Board or a committee of the Board. Company funds—which include anything that has or represents financial value—must be handled responsibly, honestly and in accordance with applicable Company policies. All assets and property of the Company must be used for legitimate business purposes only, in accordance with Company policies.

3.8 Fair Dealing

The Company seeks to outperform its competition fairly and honestly through superior performance and not through unethical or illegal business practices. You must endeavor to deal fairly with your colleagues and customers, suppliers and competitors of the Company. You cannot steal confidential information, possess or use trade secret information obtained without the owner's consent or induce such disclosures by past or present employees of other companies. You may not take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair-dealing practice.

3.9 Discrimination and Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. The Company requires strict adherence to its policies and applicable laws regarding equal employment opportunities and discrimination in the workplace. The Company will not tolerate any unlawful discrimination or harassment of any kind.

3.10 Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee is responsible for maintaining a safe and healthy workplace for their colleagues by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

The Company will not tolerate violence or threatening behavior in the workplace. You are required to report to work in condition to perform your duties, including without limitation being free from the influence of illegal drugs or alcohol. The Company will not tolerate the use or possession of illegal drugs in the workplace, at Company events or on any Company property.

3.11 Record-Keeping and Disclosures

a. Create Accurate Records

Tekelec is committed to maintaining and providing truthful information that fully satisfies applicable legal disclosure requirements. The U.S. securities laws, including the Sarbanes-Oxley Act of 2002, protect investors and govern Tekelec's disclosure of information. These laws require us to create and maintain full, fair, timely, accurate and understandable records. All employees are responsible for Tekelec's compliance with these laws.

You must create accurate records that reflect the true nature of the transactions and activities that they record (including the reporting of time and documenting attendance and absence). You must resolve discrepancies in any records and make appropriate corrections. If you suspect or learn that records are misleading or contain errors, you must promptly report such issues. Because even a minor error can affect the truthfulness of a record, you must report all errors, regardless of their size or how long ago they may have occurred.

Tekelec does not tolerate falsification or improper alteration of records. It is never appropriate to direct someone else to prepare or approve a false or misleading record. In addition, it is not a defense to say that someone else directed you to make a record that you knew or had reason to suspect was false or misleading.

If you have concerns about a record's accuracy and you have brought them to your supervisor's attention and your supervisor has failed to address them, you must report those concerns to other Escalation Parties.

b. Promote Transparent and Complete Disclosure

Tekelec is committed to transparency in financial reporting to enhance investors' understanding of the Company's business and to facilitate informed investment decisions. All disclosures made in financial reports and public documents filed with the Securities and Exchange Commission and other public communications must be full, fair, accurate, timely and understandable.

You must not selectively disclose (whether in one-on-one, small or other discussions or meetings) any material non-public information regarding Tekelec, its securities, business operations, plans, financial condition, results, business opportunity or any development or plan (except when expressly authorized to do so under applicable Company policies or pursuant to a nondisclosure agreement that has been reviewed and approved under such policies). You should be particularly careful not to disclose such information if you make presentations or proposals to customers, business providers, investors or any other third party.

To ensure accurate reporting, Tekelec employs both internal and outside auditors. You must cooperate with and provide any auditor or investigator accurate, timely and truthful information. You must not improperly influence, manipulate or mislead any auditor or investigator.

c. Retaining Company Records

Company records must be retained according to applicable laws and Company policy. You may never destroy, alter, mutilate or conceal any record (in whatever form, including written and electronic) if you have been directed to retain it or if you know — or contemplate or reasonably believe there is a possibility — of any litigation, or any internal or external investigation concerning that record. If any person directs you to violate this policy, you must immediately contact the Legal Department and use all reasonable measures to protect the record.

3.12 International Relationships

We must abide by the laws, rules and regulations of countries where we do business. We are committed to following not only U.S. laws that deal with foreign business transactions (such as the Foreign Corrupt Practices Act), but also with the laws of the host countries in which we operate.

Because cultural differences and local customs or laws may raise issues, prior to engaging in any international business, you should review this section and discuss these issues with your supervisor and the Legal Department.

a. Locating Offices or Receiving Services Outside of the United States

If you are considering locating or moving a project, unit, group or any Tekelec activity outside the United States, or obtaining services from employees or external providers located outside the United States, you must contact the Legal Department to determine the rules, policies and laws that may apply.

b. Import/Export Control

It is the Company's policy to comply with all domestic and foreign import and export laws and regulations. Failure to do so could result in criminal and civil penalties, as well as the loss of Tekelec's ability to import or export products and services. Tekelec maintains a separate Export Control Policy.

You should contact the Legal Department before exporting to, importing from, promoting sales to, providing technical support to or otherwise doing any business with individuals or entities that you have reason to believe are from countries subject to a U.S. embargo or are subject to export restrictions as identified in the Tekelec Export Control Policy.

You should ensure that you comply with the procedures in the Tekelec Export Control Policy before:

- exporting or contracting to export any hardware, software, service or technical information from the U.S. or moving it between or among countries (technical information can consist of manufacturing processes, product use data, commercial or technical expertise or other data); or
- hiring, contracting or working on development programs inside or outside Tekelec that involve the disclosure either in the U.S. or abroad to foreign nationals without dual U.S. citizenship or permanent U.S. residency (e.g., green card holders) of Company technical data, software source code or non-public information concerning their application.

Also, inter-company transactions among Tekelec affiliates must be priced at a level that complies with Tekelec policy and any applicable laws, and appropriately documented to reflect this pricing.

c. Payments in Foreign Countries or to Foreign Officials

Payments we make in the course of doing business internationally must reflect the value of the services actually provided, be directed to proper business purposes, be made to legitimate business service providers and meet the requirements of the laws of the U.S. and of other countries where we do business.

One key law governing our conduct of business in other countries is the Foreign Corrupt Practices Act ("FCPA"), which governs payments from U.S. companies, their agents and some foreign companies to foreign government officials, government employees and candidates for office. Generally, it is a violation of the FCPA to directly or indirectly pay, give, offer or promise any form of bribe, gratuity or kickback, whether in the form of money or anything else of value, to any foreign government official, government employee or candidate for office for purposes of obtaining or retaining business or securing an improper business advantage for Tekelec or another party. In addition, local laws generally prohibit bribes, gratuities and kickbacks to influence local officials regardless of the business purpose involved. In countries where such activities are considered commonplace or even customary, you must be particularly careful to follow Company standards as well as local and U.S. laws when doing business with government officials, government employees or candidate for office and their respective family members and representatives.

You must never make payments to a third party that you suspect may be passed to foreign government officials, employees or candidates for office to help Tekelec or another party obtain or retain business or a business advantage. You must not use an agent to make any payment that the Company itself cannot make. Whenever you retain any agents in connection with foreign business, you must make sure that they and their immediate family members are not government officials or candidates for office and that you can properly trace any funds provided to the agent to ensure that they are not used to make improper payments to government officials, their family members or their representatives.

Any questions that arise concerning these matters should be reported to the Legal Department immediately.

d. Facilitating Payments

Often, in business transactions and operations in foreign countries, companies are called upon to make payments to expedite or "facilitate" routine government actions (for example, obtaining utility services or visas or clearing customs). In some cases, these payments may be appropriate; in others, they may violate local law or the FCPA. You should review with the Legal Department the types and amounts of such payments that may be required by your contracts, and you should obtain specific approval from the Legal Department before making any new or unusual payment.

e. Payments to Contractors

Payments to contractors (including agents, marketing representatives and consultants) must be made in accordance with the terms of their contracts, which must be in writing. Prior to entering any contract with a foreign party, you should review it with the Legal Department and Procurement. Contracts that provide for payments to parties other than the contracting party are generally not acceptable.

In order to comply with the FCPA's record-keeping requirements, you must deny requests from foreign parties to vary the terms of contracts by:
- increasing or decreasing agreed amounts on any invoice if such a request is contrary to the Company's standards, procedures or applicable laws; or
- submitting multiple invoices if you suspect such invoices may be used in a manner contrary to Tekelec standards, procedures or applicable laws or otherwise may be used improperly.

Commissions and other fees paid must be reasonable and customary and in accordance with written contract terms, and they may not exceed legal limits in the locality where they are paid.

f. Record-Keeping Requirements

The Company is required to accurately record information regarding payments, including the amount and recipient. These record-keeping requirements apply to any agents or consultants who represent Tekelec. This means that you must ensure that Tekelec — and any agent or consultant who acts on the Company's behalf — properly documents all transactions and maintains accurate information with respect to the amount and ultimate recipient of contract payments, commissions and other payments.

g. Economic Sanctions and Embargoes

Federal law makes it illegal for any U.S. company or person to engage in any transactions with a number of designated countries, or with certain designated parties anywhere in the world. Tekelec has established policies and procedures addressing the need to monitor such designated countries or parties, and in any event you must check with the Legal Department prior to conducting any business in a country in which Tekelec has not previously done business, and to determine the status of any party with whom the Company has not previously done business.

In addition, because the United States has restricted travel to certain countries, employees who travel internationally must familiarize themselves with the rules and procedures for obtaining and using business travel documents, including passports, visas, approvals and special documentation.

h. Illegal Boycotts

The United States anti-boycott law prohibits the Company from participating in any international economic boycotts against friendly countries in which the United States does not participate. Therefore, Tekelec will not participate in boycotts of countries, their nationals or blacklisted companies unless these boycotts are sanctioned by the U.S. and participation by Tekelec is approved by the Legal Department. The Company must generally report any boycott-related requests to the United States government. If you receive any boycott-related request, you must promptly report the request to the Legal Department.

In addition, the Company will not disclose information about its present or prospective business relationships in countries that are the subject of illegal or improper boycotts. Unless approved by the Legal Department, you must not furnish information about:

- Tekelec's past, present or prospective business relationships with illegally boycotted countries or blacklisted companies;
- any person's: (i) race, religion, gender, national origin or nationality, (ii) membership in or support of a charitable or fraternal organization supporting boycotted countries, (iii) relationship with nationals of boycotted countries, or (iv) relationship with a boycotted country or blacklisted company; or
- any person believed to be restricted from doing business with a boycotting country.

Any request for information regarding boycotted countries or organizations must be referred to the Legal Department immediately.

3.13 Antitrust and Trade Laws

Antitrust and trade laws are intended to preserve and promote fair and open competition. Tekelec is committed to strict compliance with the spirit and intent of all antitrust and trade practice laws. These laws generally forbid (i) agreements among competitors that fix prices or terms of competition or otherwise unreasonably restrict competition, and (ii) exclusionary conduct by a firm with monopoly power or a dangerous probability of obtaining market power. The purpose of the antitrust laws is to encourage vigorous competition on the merits.

Under the antitrust laws, unlawful agreements need not take the form of a written contract or consist of express commitments or mutual assurances. Courts can and do infer agreements based on circumstantial evidence such as the exchange of current or future price information or competitive strategies.

Any communication with a competitor's representative, no matter how innocent it may seem at the time, may later be subject to antitrust scrutiny. You must conduct all relations with competitors and other third parties, including social activities, as if they were completely in the public view, as those relations may later be subject to probing examination and unfavorable interpretation. Trade association meetings, for example, serve a perfectly legitimate and worthwhile purpose. However, these meetings also can provide an opportunity for improper discussions. Informal gatherings outside official trade association meetings are particularly risky from an antitrust perspective. Employees attending social functions with competitor representatives should limit their conversation to "small talk" and avoid topics that could be construed as collusion by competitors.

With regard to international activities, you should be aware that United States antitrust laws apply to conduct that occurs outside the United States if that conduct has a direct, substantial and reasonably foreseeable effect on commerce within the United States. Moreover, the European Union and many foreign countries both within and outside the European Union enforce competition laws as well. Although foreign competition laws are generally similar to United States antitrust laws, they can be more restrictive. Accordingly, if you transact Company business in foreign countries, you must comply with the laws of the relevant countries in addition to United States antitrust laws where applicable. Similarly, the antitrust laws of the United States apply to all foreign entities doing business in the United States.

The above description does not exhaust the reach of antitrust and unfair competition laws. Please contact the Legal Department if you have any questions concerning the application of such laws to any current, proposed or contemplated business transaction or practice of the Company, or their application to anyone with whom the Company does business.

3.14 Anti-Money Laundering Laws

We will comply with all applicable anti-money laundering laws, rules and regulations. The U.S. anti-money laundering laws prohibit the Company from engaging in a financial transaction if we know that the funds involved were derived from illegal activities. If you believe a party to a business transaction is engaged in an illegal activity or using proceeds derived from an illegal activity, please contact the Legal Department prior to entering into the transaction.

3.15 Electronic Media Usage

We provide access to and use of electronic mail, voicemail, the Internet, our Intranet, and other electronic media for business proposes. Incidental and immaterial use of electronic media that does not interfere with the Company's business or your performance is acceptable. However, you may not use this electronic media for purposes that violate applicable laws, rules or regulations or the Company's standards, policies or procedures. This includes transmission of threatening, obscene or harassing material. When sending information electronically, such as by email or instant messaging, employees should always use appropriate business-like language and tone. In addition, you should not post your opinion with regard to Company business or the Company's securities in chat rooms, bulletin boards, newsgroups, etc.

Your electronic messages (including voicemails) and computer information are considered Company property and you should not have any expectation of privacy with respect to them. Except as otherwise provided by law, the Company may monitor or access your use of its electronic media at any time in accordance with applicable law.